Joseph L. Seiler, III Partner 212-248-3145 Direct 212-248-3141 Fax Joseph.Seiler@dbr.com

VIA EDGAR

November 16, 2012

Bryan J. Pitko

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Canopius Holdings Bermuda Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed October 10, 2012
File No. 333-183661

Dear Mr. Pitko:

On behalf of our client, Canopius Holdings Bermuda Limited (the “Company”), we are responding to your letter dated October 24, 2012 to Susan Patschak, Chief Executive Officer of the Company (the “Comment Letter”), providing comments to the preliminary joint proxy statement/prospectus of the Company and Tower Group, Inc. (“Tower”), which was filed by the Company in the above-referenced registration statement on October 10, 2012. The Company and Tower have revised the preliminary joint proxy statement/prospectus in response to the comments received by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and generally to update the information contained therein. Concurrently with this letter, the Company is filing Amendment No. 2 to its Registration Statement on Form S-4 (such registration statement, as amended, the “Registration Statement”).

For your convenience, we have repeated each of the Staff’s questions in italicized typeface before the response by the Company or Tower. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. Terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Registration Statement.

In addition to our responses, we also note that the Registration Statement contains (i) a description of Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment to the Merger Agreement”), which amendment was entered into on November 8, 2012 and reflects changes to the merger consideration to be received by Tower stockholders, (ii) historical financial information of the Company and unaudited pro forma financial information of the combined entity for the quarter ended September 30, 2012 and (iii) a summary of the fairness opinion, dated as of November 6, 2012, delivered by Barclays Capital Inc. to the Tower Board of Directors.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

General

Prospectus Cover Page

1.	We note your response to Comment 2. Please revise your cover page disclosure to specifically state that Tower stockholders voting on the merger will not know at the time of the vote the number of shares of Tower Ltd. they will receive as consideration.

Response:

The prospectus cover page has been revised to reflect the Staff’s comment.

Question and Answers About the Merger and The Special Meeting, page 4

2.	We note your disclosure that Tower will not consummate the merger if former stockholders, optionholders, and holders of convertible notes could own 80% or more, or less than 70% of Tower Ltd. immediately following the effective time. Please revise your disclosure to explain Tower’s reasoning for applying this particular ownership range as a prerequisite to the consummation of the merger.

Response:

The Registration Statement has been revised on pages 4, 14 and 42 to reflect the Staff’s comment. We also note that Tower has tightened the permitted ownership range, which is now between 76% and 80%, as described in the Registration Statement.

Third Party Sale, page 12

3.	We note your response to Comment 9. Please revise the disclosure in your registration statement to include the information you have provided in response to our comment with respect to the percentage of outstanding shares of Tower Ltd. that will be held by the third party investors after the closing of the merger and completion of the third party sale. Please also indicate how you will ensure that the third party investors adhere to the ownership limits you describe in your response. To the extent that you will enter into agreements with the third party investors to limit their ownership of Tower Ltd, you should describe any such agreement in the prospectus.

Response:

The Registration Statement has been revised on page 13 to reflect the Staff’s comment.

The Merger, page 13

4.

We note your response to Comment 11 and reissue the comment. In particular, we note that you have only provided the stock conversion range and the range of total shares to be issued to Tower’s existing stockholders on the cover page of the prospectus. Please

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

revise your disclosure to provide these ranges in the various locations of your prospectus in which you discuss the consideration to be provided to Tower’s existing stockholders as part of the proposed merger. Please also include an explanation as to how such range was calculated, including the assumed values for each of the variables used to determine the stock conversion price, and why the assumed values are reasonable.

Response:

The Registration Statement has been revised on pages 14 and 42 to reflect the Staff’s comment.

The Merger, page 33

Master Transaction Agreement, page 33

5.	Please identify your reference to CMA with respect to the SPS transaction right.

Response:

The Registration Statement has been revised on page 35 to clarify that CMA is Canopius Managing Agents Limited, a Canopius group company.

6.	We note your response to our prior comment 22. While it appears that exercise of the SPS Transaction Right and Acquisition Right would give Tower direct access to the Lloyd’s market in the form of a SPS and managing agency, the Merger Right exercised would not have such effect. Please clarify that, as a result of the merger, Tower Ltd. will not have direct underwriting access to the Lloyd’s market.

Response:

The Registration Statement has been revised on page 36 to reflect the Staff’s comment.

Merger Consideration, page 36

7.	We note your response to Comment 25. With respect to the calculation of the target TNAV for Canopius Bermuda as discussed in footnote 2 to the illustrative example, please explain how Tower determined that it will require between $210 million and $230 million in capital to maintain its ratings and operate the combined business.

Response:

Tower has relationships with its primary rating agencies (AM Best, Fitch and Demotech) and continually discusses proprietary rating capital models that these agencies have developed. Tower also has internally developed capital models that it believes provide outputs similar to the rating agencies’ proprietary models. Tower evaluated the business plan associated with the merged companies in light of these rating capital models to determine an appropriate amount of capital, which it currently estimates to be between $160 million and $190 million.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

We note that Amendment No. 1 to the Registration Statement included a range of $210 million to $230 million. The new range of $160 to $190 million reflects the Amendment to the Merger Agreement pursuant to which cash consideration will no longer be paid to Tower stockholders. Because of this change Tower Ltd. will no longer pay cash to Tower stockholders and, therefore, Tower believes a lower range of target TNAV is appropriate for the Company.

The Registration Statement has been revised on pages 44 and 45 to reflect the foregoing.

Background of the Transaction, page 42

8.	We note you response to Comment 30. Please revise your disclosure to discuss the following:

•	Why Tower chose not to merge with Omega’s Bermuda domiciled reinsurance subsidiary; and

•

Any material changes to the terms of the MTA and investment agreement over the course of your negotiations, including, but not limited to, the specific material changes reviewed during the Tower Board’s teleconference on March 29.

Response:

The Registration Statement has been revised on pages 49, 50 and 52 to reflect the Staff’s comment.

Tower’s Reasons for the Merger and Recommendation of Tower’s Board of Directors, page 46

9.	We note your discussion on page 48 regarding existing capacity constraints in Tower’s existing Bermuda reinsurance company. Please revise your disclosure to discuss the source and impact of the constraints and how they factored into Tower’s determination to enter into the merger transaction. In addition, please explain why such constraints would not be applicable to future reinsurance business written on the Bermuda platform post-merger.

Response:

Tower’s current Bermuda platform is CastlePoint Reinsurance Bermuda Limited, which is consolidated in Tower’s current organization. The capacity constraint with respect to Tower’s existing Bermuda reinsurance company is due to the fact that its capital is fully utilized to reinsure direct Tower business underwritten by Tower’s domestic insurance companies. The merger transaction will provide additional capital to permit the third-party reinsurance business that is currently underwritten through Tower’s domestic insurance companies to be underwritten through its new Bermuda operating company. Tower expects that the underwriting income from this third-party reinsurance business

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

will be sufficient to provide the capital necessary to allow for additional future reinsurance opportunities. The Registration Statement has been revised on page 56 to reflect the foregoing.

Selected Historical Financial Data of Canopius Bermuda, page 91

10.	We acknowledge your response to prior comment 46. Please revise your disclosure to discuss the reasons why Canopius Bermuda does not intend to provide audited consolidated income statements for the fiscal years ended December 31, 2008 and 2007.

Response:

The Registration Statement has been revised on page 106 to reflect the Staff’s comment.

The Company has not provided audited consolidated income statements for the fiscal years ended December 31, 2008 and 2007 because the Company has not been required to prepare such audited consolidated income statements under Bermuda law or regulation and, accordingly, has never done so and the preparation of such audited consolidated income statements would be difficult, time consuming and expensive. Given the nature of the transaction and the fact that going forward the business will be managed by persons who are currently members of Tower management, rather than the Company’s management, the Company does not believe that this information is material to an evaluation of the transaction by Tower stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Canopius Bermuda Limited

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 95

11.	We acknowledge your response to prior comment 48. Please disclose the nature of the “corporate bond funds that suffered heavy losses in the second half of 2011” and the reasons that the prices of these corporate bond investments declined in value on a mark to market basis in 2011.

Response:

The bulk of the corporate bond funds were invested in short dated investment grade (rated BBB or better) corporate bonds. The yields on these bonds can be considered to be the government bond yield for an equivalent duration plus a ‘spread over government bonds’ that can vary depending on investors’ assessment of the risk of the bonds. During 2011 the ‘spread’ on corporate bonds widened, reflecting investors’ increased assessment of risk and therefore the yield to redemption increased causing prices to fall. Therefore the bonds suffered a mark to market loss in 2011. The Registration Statement has been revised on page 110 to reflect the foregoing explanation.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

Consolidated Statements of Cash Flows, page F-6

12.	We acknowledge your response to prior comment 59. Please confirm that cash and cash-equivalents restricted may not be used to settle claims.

Response:

As a reinsurer of Syndicate 4444 at Lloyd’s, the Company is required by its reinsurance agreement to provide funds that the ceding company deposits with Lloyd’s on behalf of the Syndicate. The primary purpose of the restricted cash and cash equivalents is to satisfy the Syndicate’s deposit obligations. The restricted funds are not utilized to pay claims in the ordinary course of business. The Company maintains other cash and cash equivalents, net investment income, as well as a highly liquid investment portfolio to satisfy claim obligations that exceed funds withheld balances.

Tower Group’s Form10-K for the Fiscal Year Ended December 31, 2012

Note 5 – Investments

Unrealized Losses, page F-24

13.	We acknowledge your response to prior comment 66. Please tell us whether you routinely seek opportunities to sell fixed maturity securities prior to their maturity for reinvestment in higher yielding investments. If so, please disclose why it is reasonable for you to assert that you have the intent and ability to hold securities until they have recovered in value given the present low interest rate environment.

Response:

Tower does not routinely seek opportunities to sell fixed maturity securities prior to their maturity for reinvestment in higher yielding investments. However, certain circumstances might occur after year end that may trigger the need to sell certain securities before their maturity, even when there was no intent to sell at year-end. These circumstances could be, for example: evidence of deterioration in the issuer’s creditworthiness and/or deterioration in industry fundamentals; a debt security sold in response to changes in market interest rates, changes in the security’s prepayment risk, the entity’s need for liquidity, changes in foreign exchange risk, or other similar factors; the sale of a security in response to an actual deterioration supported by evidence about the issuer’s creditworthiness; among others. Tower managed its fixed income portfolio considering the circumstances above mentioned, and changed its intent to sell for certain securities held as of December 31, 2011.

Annexes

14.	We note your response to Comment 62 and that you have included Exhibit A and Exhibit D to the Master Transaction Agreement under Annex B of the proxy

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

statement/prospectus. However, it appears that there are various schedules to the Investment Agreement at Exhibit A, as identified on page B-64, which have not been included with the agreement. Please amend your registration statement to provide a full copy of the Investment Agreement in Exhibit A to Annex B including all schedules thereto.

Response:

The Registration Statement has been revised to include a full copy of the Investment Agreement in Exhibit A to Annex B, including all schedules thereto.

Tower Group’s Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies and Basis of Presentation

Reclassification and Adjustments, page 6

15.	We acknowledge your response to prior comment 70. Please address the following:

•	Describe the nature of the “certain deferred tax liabilities” errors, how the errors originated and the quarterly and annual periods to which these errors relate;

•

Describe the nature and the reason for the increase in the allowance for bad debts, how the errors originated and the quarterly and annual periods to which the increase in the allowance for bad debts relate;

•	Describe the nature and the reason for the adjustment to reduce commission expense, how the errors originated and the quarterly and annual periods to which the adjustment of commission expense relate;

•	Describe the reason for the nature and the reason for the reduction in interest expense, how the errors originated and the quarterly and annual periods to which the lower interest rates relate;

•	Tell us the projected consolidated pre-tax and net income for 2012;

•

Describe how the summary of out-of-period-adjustments at the bottom of page 6 and top of page 7 in your SAB 99 assessment reconcile with the impact on prior periods table for 2011 and 2009/2010 on page 6;

•	Tell us how you determine the amount of the management fee and the amount of the management fee income earned from the Reciprocal Exchanges in 2009, 2010 and 2011; and

•	Tell us about the relevance of the surplus notes owned by Tower Group in the net income attributable to Tower Group.

Response:

In connection with a comprehensive review of the deferred tax inventory which was finalized prior to Tower’s filing of the Form 10-K for the year ended December 31, 2011, Tower identified the following two tax errors: (1) at the time of the acquisition of OneBeacon Personal Lines in July 2010, Tower properly recorded $4.5 million of

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

deferred tax assets relating to the fair value purchase accounting adjustments attributable to the Reciprocal Exchanges and a valuation allowance for an equal amount. In the third quarter 2010, the temporary difference giving rise to the deferred tax asset reversed and Tower reversed the corresponding deferred tax asset; however, it did not reverse the valuation allowance. If properly recorded, the reversal of the valuation allowance would have increased consolidated net income for the three-months ended September 30, 2010, but would have had no effect on Net Income Attributable to Tower or on Operating Earnings Per Share, and (2) in connection with the acquisition of CastlePoint Holdings, Ltd. in February 2009, Tower identified but never recorded $2.5 million of deferred tax assets resulting from various fair value purchase adjustments. However, Tower recorded the amortization of such deferred tax assets, creating a deferred tax liability, during 2010. The 2012 adjustment reversed this $2.5 million deferred tax liability. Tower management assessed these two tax errors from a quantitative and qualitative perspective prior to the issuance of the 2011 consolidated financial statements and concluded these errors were not material. The assessment also considered these errors individually and in aggregate with the other errors identified in the 2011 consolidated financial statements.

Tower’s management team prepares a detailed assessment of allowance for uncollectible premium receivables on a quarterly basis. For the fourth quarter 2011, Tower management obtained more current information after its initial estimate was recorded and concluded that a $1.9 million increase in the allowance for bad debts ($1.2 million after tax) related to the fourth quarter 2011 was needed, but was not recorded. Tower management assessed this error from a quantitative and qualitative perspective prior to issuance of the 2011 consolidated financial statements and concluded the error was not material. The assessment also considered this error individually and in aggregate with the other errors identified in the 2011 consolidated financial statements.

Tower management makes certain estimates in connection with the preparation of its consolidated financial statements, including an estimate of profit commissions it pays to certain agents and brokers who produce business for Tower. Prior to the issuance of the 2011 consolidated financial statements in February 2012, Tower management obtained more current information and concluded the profit commission accrual as of December 31, 2011 was overstated by $0.7 million. Reduction of the accrual would have reduced commission expense by $0.7 million ($0.5 million after tax) in the fourth quarter 2011. Tower management assessed this error from a quantitative and qualitative perspective prior to issuance of the 2011 consolidated financial statements and concluded the error was not material. Such assessment also considered this error individually and in aggregate with the other errors identified in the 2011 consolidated financial statements.

As part of its balance sheet reconciliation process, Tower identified a $1.0 million overstatement in the accrued interest expense accounts in the first quarter of 2012. This overstatement resulted from initial accounting on the subordinated debentures acquired in the acquisition of CastlePoint Holdings, Ltd. in February 2009. If properly recorded, interest expense would have been reduced by $1.0 million ($0.7 million after-tax) in the first quarter of 2009. In the first quarter of 2012, Tower management assessed this error

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

from a quantitative and qualitative perspective on the 2009 quarterly and annual financial statements and concluded the error was not material. This assessment also considered this error in aggregate with the other errors identified in the 2009 quarterly and annual consolidated financial statements.

As of the second quarter 2012, Tower’s 2012 annual projected pre-tax income attributable to Tower Group, Inc. and net income attributable to Tower Group Inc. were $76.0 million and $58.1 million, respectively.

In its SAB 99 Assessment, Tower disclosed its out-of-period adjustments (“OOPAs”) as of March 31, 2012 as follows:

($ in millions)	NI Attributable to Tower	Consolidated Net Income	Pre-tax Income
Other operating expenses	$(1.2)	$(1.2)	$(1.9)
Commission expense	0.5	0.5	0.7
Interest expense	0.7	0.7	1.0
Income tax expense	2.6	7.1	—

	$2.6	$7.1	$(0.2)

Impact on Prior Periods:

	OOPAs
($ millions)	NI Attributable to Tower	Consolidated Net Income	Pre-tax Income
2011	$0.7	$0.7	$1.2
2009/2010	(3.3)	(7.8)	(1.0)

	$(2.6)	$(7.1)	$0.2

Tower has revised its tables showing the impact of the OOPAs on its historical quarterly and annual financial statements. This table reflects the errors identified prior to the OOPAs (“SUDs”), the OOPAs, the aggregation of the SUDs and OOPAs, and their impact on Net Income Attributable to Tower and Consolidated Net Income.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

In summary, the OOPAs had the following effects on Net Income Attributable to Tower in previously issued financial statements:

($ in millions)		Iron Curtain				Roll Over
	NI Attributable to Tower	SUDs	OOPAs	Total	%	SUDs	OOPAs	Total	%
YTD 2009	$96.8	$0.7	$0.7	$1.4	1.4%	$(0.3)	$0.7	$0.4	0.4%

1Q 2010	13.1	(0.8)	0.6	(0.2)	-1.5%	0.2	0.6	0.8	6.1%
2Q 2010	25.6	0.8	0.6	1.4	5.5%	1.5	0.6	2.1	8.2%
3Q 2010	28.6	(0.7)	0.7	—	0.0%	(1.4)	0.7	(0.7)	-2.4%
4Q 2010	36.6	(1.8)	0.7	(1.1)	-3.0%	(3.1)	0.7	(2.4)	-6.6%
YTD 2010	103.9	(3.7)	2.6	(1.1)	-1.1%	(1.1)	2.6	1.5	1.4%

1Q 2011	25.7	(0.7)	—	(0.7)	-2.7%	0.4	—	0.4	1.6%
2Q 2011	24.1	(0.7)	—	(0.7)	-2.9%	0.7	—	0.7	2.9%
3Q 2011	(16.4)	(0.3)	—	(0.3)	1.8%	1.0	—	1.0	-6.1%
4Q 2011	26.8	(1.8)	(0.7)	(2.5)	-9.3%	(3.3)	(0.7)	(4.0)	-14.9%
YTD 2011	60.2	(1.8)	(0.7)	(2.5)	-4.2%	(2.0)	(0.7)	(2.7)	-4.5%

The OOPAs had the following effects on Consolidated Net Income in previously issued financial statements as follows:

($ in millions)		Iron Curtain				Roll Over
	NI Attributable to Tower	SUDs	OOPAs	Total	%	SUDs	OOPAs	Total	%
YTD 2009	$96.8	$0.7	$0.7	$1.4	1.4%	$(0.3)	$0.7	$0.4	0.4%

1Q 2010	13.1	(0.8)	0.6	(0.2)	-1.5%	0.2	0.6	0.8	6.1%
2Q 2010	25.6	0.8	0.6	1.4	5.5%	1.5	0.6	2.1	8.2%
3Q 2010	27.2	(0.7)	5.2	4.5	16.5%	(1.4)	5.2	3.8	14.0%
4Q 2010	33.3	2.4	0.7	3.1	9.3%	(3.1)	0.7	(2.4)	-7.2%
YTD 2010	99.2	(4.0)	7.1	3.1	3.1%	(1.1)	7.1	6.0	6.0%

1Q 2011	26.5	(0.7)	—	(0.7)	-2.6%	0.4	—	0.4	1.5%
2Q 2011	28.3	(0.7)	—	(0.7)	-2.5%	0.7	—	0.7	2.5%
3Q 2011	(12.0)	0.3	—	0.3	-2.5%	—	—	—	0.0%
4Q 2011	29.3	2.7	(0.7)	2.0	6.8%	1.4	(0.7)	0.7	2.4%
YTD 2011	72.1	2.7	(0.7)	2.0	2.8%	2.6	(0.7)	1.9	2.6%

The management fee earned by Tower from the Reciprocal Exchanges is 14% of the Reciprocal Exchanges’ gross written premiums. This amount is contractually determined between Tower and the Reciprocal Exchanges. Tower executed its management

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

arrangement with the Reciprocal Exchanges and acquired its investment in their surplus notes in connection with its acquisition of OneBeacon Personal Lines in July 2010. Accordingly, no management fee was earned in 2009 or during the first six months of 2010. The management fee earned for the final six months ended December 31, 2010 and for the full year 2011 was $17.8 million and $29.3 million, respectively. None of the OOPAs affected the Reciprocal Exchanges’ gross written premium and therefore the OOPAs had no effect on management fee income earned.

Tower holds surplus notes issued by the Reciprocal Exchanges. Pursuant to generally accepted accounting principles, on a separate company basis these surplus notes are recorded as liabilities in the Reciprocal Exchange’s financial statements and as investments in debt securities by Tower. These amounts, as well as the respective interest income and interest expense balances, are eliminated in the preparation of Tower’s consolidated financial statements. However, the interest expense incurred by the Reciprocal Exchanges is included as an expense in the “Net Income Attributable to Non-Controlling Interest,” and, accordingly, increases Net Income Attributable to Tower Group, Inc. None of the OOPAs had an effect on interest expense incurred by the Reciprocal Exchanges.

Item 4. Controls and Procedures

(a) Disclosure Controls and Procedures, page 54

16.	Please revise your disclosures to describe the changes in internal control over financial reporting as required under Item 308 of Regulation S-K. Since you state that the misstatements represent historical control weaknesses that have been remedied, it appears that there have been changes to the internal controls. Your discussion should describe each internal control weakness and the steps you took to remedy them.

Response:

Tower acknowledges the Staff’s comment and will include in its next Quarterly Report on Form 10-Q the following disclosures describing changes to its internal controls over financial reporting as they pertain to income tax accounting and reporting. Tower’s management believes that these errors were identified as a consequence of enhancements made to the control environment and better execution of key controls.

Tower’s management believes the other out-of-period adjustments, as more fully described in response 15 above, were insignificant and Tower management’s internal control environment identified these items prior to issuance of the consolidated financial statements.

“In our Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2012, Tower disclosed in Note 2 certain out-of-period adjustments. These matters were identified through the enhancements made in the control environment in late 2011 in the areas of income tax accounting and financial reporting. Tower management concluded the deficiencies that individually, and in the aggregate, led to these adjustments were not significant to Tower’s internal control structure over financial reporting.”

*    *    *    *    *

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 16, 2012

Should you have any questions concerning this letter please call John Schwolsky at (212) 728-8232, Vladimir Nicenko at (212) 728-8273, Matthew B. Stern at (212) 728-8533 or the undersigned at (212) 248 – 3140.

Very truly yours,

/s/ Joseph L. Seiler III

Joseph L. Seiler III

cc:	Susan Patschak, Canopius Holdings Bermuda Limited

Elliot S. Orol, Tower Group, Inc.

Alan Bossin, Appleby (Bermuda) Limited

John M. Schwolsky, Willkie Farr & Gallagher LLP

Vladimir Nicenko, Willkie Farr & Gallagher LLP